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07021440

February 23, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Notification of Major Interests in Shares	February 23, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

By: George Rudy
George Rudy
Authorized Representative

Enclosures

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**

   MARKS AND SPENCER GROUP PLC

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

N/A

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ....

3. **Full name of person(s) subject to the notification obligation (iii):**

LEGAL & GENERAL GROUP PLC (L&G)

4. **Full name of shareholder(s)** (if different from 3.) (iv):

N/A

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**

N/A

6. **Date on which issuer notified:**

22 FEBRUARY 2007

7. **Threshold(s) that is/are crossed or reached:**

ABOVE 3% (L&G)

8. **Notified details:**

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
ORDINARY 25P SHARES ISIN: GB0031274896	53,228,959	3.20%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
	Direct	**Direct (x)**	**Indirect (xi)**	**Direct**	**Indirect**
ORDINARY 25P SHARES ISIN: GB0031274896	59,701,585	59,701,585		3.51%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date (xiii)**	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
59,701,585	3.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (59,701,585 – 3.51% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 1,698,676,211

First notification under DTR Sourcebook

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

END